Exhibit T3A.33

CERTIFICATE OF REGISTRATION The Danish Business Authority certifies and attests that: NAC AVIATION 3 A/S Stratusvej 12 DK-7190 Billund with CVR number: 25587774 in the municipality of Billund is registered as Public limited company in the records of the Danish Business Authority, and that the registration is in accordance with Danish law. Copenhagen, 22.04.2022 Erhvervsstyrelsen, Langelinie Allé 17, 2100 København Ø The information in this document is from The Central Business Register (CVR). The data may not be used in any way which suggests that the Danish Business Authority endorses, supports, recommends or markets the user of the data, or the services or products of the user of the data. The Danish Business Authority is not liable for the content and origin of the data, nor is it liable for any errors and omissions in the data, including for any loss or damage caused by its use. Page 1